April 17, 2019

Robby Chang
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

       Re: Riot Blockchain, Inc.
           Registration Statement on Form S-3
           Filed March 14, 2019
           File No. 333-230290

Dear Mr. Chang:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Response dated April 9, 2019

Risk Factors, page 10

1. We note your disclosures in your recently filed Annual Report on Form 10-K for the year ended December 31, 2018 and your proposed revised disclosure for the registration statement regarding your exclusive forum provision, and note that the provision in your bylaws provide that a state or federal court located within the State of New York shall be the sole and exclusive forum. Please revise your disclosures to correspond to the jurisdiction referenced in your governing documents.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robby Chang
Riot Blockchain, Inc.
April 17, 2019
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameRobby Chang
                                                           Division of
Corporation Finance
Comapany NameRiot Blockchain, Inc.
                                                           Office of Healthcare
& Insurance
April 17, 2019 Page 2
cc:       William R. Jackman, Esq. - Rogers Towers, P.A.
FirstName LastName